January 4, 2013

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jeff Long

Re:	Bishop Street Funds (File No. 811-08572)

Mr. Long:

This letter responds to comments given by you to Michael Lawson, in his capacity as Treasurer, Controller and Chief Financial Officer of the Bishop Street Funds (the “Trust”) in a telephone conversation on December 3, 2012. The comments provided relate primarily to the December 31, 2011 annual report filed on Form N-CSR (the “Report”).

In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Report; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust’s response.

SEC Comment 1

Although the Treasury Money Market Fund is closed, class and series identifiers are still listed as active on EDGAR, however, shouldn’t they be listed as inactive?

Trust Response to Comment 1

Although the Treasury Money Market Fund has liquidated its assets, its registration is still actively maintained. As such, the class and series identifiers also remain active on EDGAR.

SEC Comment 2

Please confirm that the NAV of $1.0000 for the Government Money Market Fund is correct per the response provided to Item 74W on Form N-SAR as of December 31, 2011.

Trust Response to Comment 2

The Trust confirms that the mark-to-market NAV of $1.0000 is correct as of December 31, 2011.

SEC Comment 3

In the MDFP, in accordance with N-1A Item 27, the total return for a fund and benchmark should be disclosed along with the factors that impacted a fund’s performance. The Trust did not consistently provide the required information in its Form N-CSR as of December 31, 2011.

Trust Response to Comment 3

The Trust agrees and going forward will enhance the disclosure within the Management’s Disclosure of Fund Performance.

SEC Comment 4

In accordance with Regulation S-X 6.04-12, the Trust should disclose any payable to Trustees of the Trust. The statement of assets and liabilities included in Form N-CSR as of December 31, 2011 for the Trust did not include any payable to the Trustees of the Trust.

Trust Response to Comment 4

The Trust agrees that any payable to the Trustees of the Trust should be disclosed on the statement of assets and liabilities. The Trust confirms that as of December 31, 2011, all balances payable to the Trustees were less than $500 and therefore did not round to $1 (000). However, to the extent that such payable balances round to $1 (000) in future periods, they will be disclosed by the Trust on the statement of assets and liabilities.

SEC Comment 5

With respect to the return of capital disclosed on the statement of changes in net assets for the Dividend Value Fund, please confirm that the Fund is in compliance with Section 19(a) under the 1940 Act (Notice of Distributions).

Trust Response to Comment 5

At the time the Dividend Value Fund declared the dividend to its shareholders, the Fund did not anticipate that any component of the dividend would be anything other than ordinary income and therefore a Section 19(a) notice was not provided to shareholders. The dividend was required for excise tax purposes, and when declared, income was estimated for the remainder of the calendar year based on best available information at the time.

Please contact Michael Lawson at (610) 676-3429 if you have any questions or comments.

Very truly yours,

/s/ Michael Lawson

Michael Lawson

Treasurer

cc:	Michael Beattie

Russell Emery

Dianne M. Sulzbach

James F. Volk